Exhibit 99.134

CONSENT OF EXPERT

Dr. Terence P. McNulty, PE, DSc

T, P, McNulty and Associates, Inc,

4321 North Camino de Carrillo,

Tucson, AZ 85750

I, Dr. Terence P. McNulty, PE, DSc, hereby consent to the use of my name in connection with the references to scientific and technical information contained in Technical Report (NI 43-101) dated March 31, 2026 – Gunnison Project and Technical Report (NI 43-101) dated March 31, 2026 – Johnson Camp Mine relating to the mineral properties of Gunnison Copper Corp. (the “Corporation”) and included as exhibits 99.70 and 99.72 in the Corporation’s Registration Statement on Form 40-F, filed on October 9, 2026 (the “Form 40-F”), respectively.

I further consent to the use of my name and the incorporation by reference of the information contained under the caption “Interest of Experts” in the Corporation’s annual information forms (“AIF”) included as exhibits 99.14 and 99.73 to the Form 40-F and dated March 31, 2025 and March 31, 2026, respectively, and the Corporation’s Preliminary Short Form Base Shelf Prospectus dated May 11, 2026; Final Short Form Base Shelf Prospectus dated May 19, 2026; and Prospectus Supplement (to the Short Form Base Shelf Prospectus dated May 19, 2026) dated May 29, 2026, included as exhibits 99.84, 99.92 and 99.104 to the Form 40-F, respectively.

I certify that I have read the Form 40-F filed by the Corporation and that it fairly and accurately represents the information in the sections of the technical reports for which I am responsible.

Dated October 9, 2026.

/s/ Terence P. McNulty
Dr. Terence P. McNulty, PE, DSc